                                                                    EXHIBIT 3.03


                             AMENDMENT TO BYLAWS OF
                         PACIFICARE HEALTH SYSTEMS, INC.

        This Amendment (the "Amendment") to the Bylaws of PacifiCare Health Systems, Inc. (the "Bylaws") dated this 24th day of October 2000, with reference to the following facts:

                                    RECITALS

        WHEREAS, PacifiCare Health Systems, Inc. ("PacifiCare") has adopted the Bylaws, as the official bylaws of the PacifiCare;

        WHEREAS, PacifiCare's Board of Directors deems it advisable and in the best interest of PacifiCare to amend PacifiCare's Bylaws to reduce the authorized number of Directors from twelve (12) to ten (10).

        NOW, THEREFORE, the Bylaws are amended as follows:

        1. Amendment to the Bylaws. Section 15 of the Bylaws is deleted in its entirety and replaced with the following:

        "SECTION 15. NUMBER AND TERM OF OFFICE. The authorized number of directors of the corporation shall be ten (10). Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws."

        2. Effect of this Amendment. Except as amended by this Amendment, PacifiCare's Bylaws shall not be further amended, modified, or revised and the Bylaws, as hereby amended, shall continue in full force and effect and shall be enforced in accordance with their terms.

        3. Bylaws. The official bylaws of the PacifiCare shall consist of the Bylaws and this Amendment adopted on October 24, 2000. Any reference to the term "bylaws" shall mean and refer to the Bylaws, as amended by this Amendment.